BAKER & MCKENZIE
東京青山・青木・狛法律事務所

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[redacted]

08001663

RECEIVED
2008 APR -3 A 11: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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FILE NO. 082-03311

March 25, 2008

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

PROCESSED
APR 18 2008
THOMSON FINANCIAL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the document which contents were announced by the Company.

- Shiseido Company, Limited to Establish Manufacturing Company in Vietnam (dated March 25, 2008) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

(Translation)

March 25, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Shiseido Company, Limited to Establish Manufacturing Company in Vietnam

Shiseido Company, Limited will establish a wholly owned manufacturing subsidiary, Shiseido Vietnam Inc. in Vietnam in April 2008 for the purpose of building a factory to serve as a base for production corresponding to the expanding Asian market. Following approval to build the factory, construction is scheduled to commence in December 2008 and be completed in October 2009, with operations beginning in December 2009.

Background of Factory Construction

Shiseido's overseas business is making steady progress, whereby the percentage of net sales is projected to exceed 36% for the fiscal period ended March 2008. With consideration to business growth in China, the third phase of an expansion project at its Shanghai factory (Shanghai Zotos Citic Cosmetics Co., Ltd.) to augment its production system was completed in September 2007. While China will continue to be the core focus, Shiseido has decided to acquire a site and build a factory in Vietnam at this time in order to augment its product supply system from the present level for Asian markets centered on ASEAN nations, which are experiencing ongoing expansion and growth. Plans call for producing mainly mid-range and economically priced skincare products for the ASEAN region.

Overview of New Factory

Company name: Shiseido Vietnam Inc.
Address: Amata Industrial Park, Long Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam
Site area: 100,000 m^2
Building area for production facility and adjacent wing: 21,400 m^2
Investment scale: US$38 million
Completion date: October 2009 (planned)

-END-

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